EXHIBIT 99.1

Elbit Vision Systems Announces Record Results for 2015

Record revenues at $9.1 million: up 37% year-over-year
Record net income at $2.1 million: up 3.2X year-over-year

Fourth Quarter 2015 highlights

  Revenue at $2.3 million, up 18% year-over-year
  Gross and operating margins at 53.2% and 16.5%, respectively
  Net income of $333 thousand, representing 14.2% of revenues

Full year 2015 highlights

  Revenue at $9.1 million, up 37% year-over-year
  Gross and operating margins at 57.5% and 24.8%, respectively
  Record net income of $2.1 million, representing 23.2% of revenues
  Positive operating cash flow of $1.52 million with year-end cash and equivalents at $3.3 million

CAESAREA, Israel, March 29, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the fourth quarter and full year ending December 31, 2015.

Sam Cohen, CEO of EVS commented, “We are very pleased with our 2015 results. They demonstrate strong revenue growth over the past year, with a significant increase in net profits. The main reason for the strong sales growth and high margins is the outstanding performance of our legacy products; IQ-TEX4 and SVA, as well as an increasing contribution from iBar.”

Continued Mr. Cohen, “Looking ahead, we expect to see continued growth from IQ-TEX4 and SVA, and we certainly expect iBar to have a significant impact on our future.  We have had great success with our iBar installations so far and look for this product to spread throughout the industry.”

Fourth Quarter 2015 Results
Revenues for the quarter were $2.3 million, representing an increase of 18% compared to $2.0 million in the fourth quarter of 2014.

Gross profit for the quarter was $1.25 million, representing 53.2% of revenues, an increase of 14% compared to $1.1 million for the fourth quarter of 2014, which represented 55.3% of revenues.

Operating income for the quarter was $388 thousand (16.5% of revenue), an increase of 3.7% compared to $374 thousand (18.8% of revenues) in the fourth quarter of 2014.

Net income was $333 thousand (14.2% of revenue), an increase of 112% compared to $157 thousand (7.9% of revenues) in the fourth quarter of 2014.

Full Year 2015 Results
Revenues for the year were $9.1 million, representing an increase of 37% compared to $6.6 million in 2014.

Gross profit for the year was $5.2 million, representing 57.5% of revenues, an increase of 50% compared to $3.5 million for 2014, which represented 52.7% of revenues.

Operating income for the year was $2.3 million (24.8% of revenue), an increase of 121% compared to $1.0 million (15.4% of revenues) in 2014.

Net income was $2.1 million (23.2% of revenue), an increase of 222% compared to $658 thousand (9.9% of revenues) in 2014.

The Company reported a positive operating cash flow of $1.52 million for the year.

As of December 31, 2015, cash and cash equivalents were $3.3 million.

Conference call details
The Company will also host a conference call tomorrow, March 30, starting at 09:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:                              1 888 668 9141           at 09:00 am Eastern Time
Israel:                          03 918 0691                at 4:00 pm Israel Time
International:               +972 3 918 0691

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2015
IN U.S. DOLLARS

	Dec-31
	2015	2014

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,305	1,067
Restricted deposits (short term)	69	44

Trade accounts receivable	1,383	901
Other receivables	78	110
Inventories	1,419	965

Total current assets	6,254	3,087

LONG-TERM RECEIVABLES:

Severance pay fund	193	194
Other long-term receivables	67	79
Total long-term receivables	260	273

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	36	27

OTHER ASSETS
Goodwill	242	242

Total assets	6,792	3,629

	Dec-31
	2015	2014

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	149	183
Current Maturities of Loan from Other	-	170

Trade Accounts payable	1,171	637
Deferred income	324	578
Other payable	441	457

Total current liabilities	2,085	2,025

LONG-TERM LIABILITIES:
Loans terms loans (net of current maturities)	373	484
Other Long Terms liabilities	429	526
Accrued severance pay	206	207
Total long-term liabilities	1,008	1,217
Total liabilities	3,093	3,242

SHAREHOLDERS’ EQUITY	3,699	387

Total liabilities and shareholders’ equity	6,792	3,629

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2015
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2015	2014	2015	2014

	U.S. dollars in thousands (except per share data)

Revenues	9,128	6,644	2,349	1,985

Cost Of Revenues	3,882	3,145	1,100	888

Gross profit	5,246	3,499	1,249	1,097

Research and development	765	560	253	157
Marketing and selling	1,411	1,187	396	382
General and administrative	808	729	212	184

Operating Income	2,262	1,023	388	374

Financial (expenses) income - net	(144)	(365)	(55)	(217)

Profit before taxes on income	2,118	658	333	157
Taxes On Income	-	-	-	-
Net Profit for the period	2,118	658	333	157

Profit per share basic	0.025	0.008	0.004	0.002
Profit per share diluted	0.025	0.008	0.004	0.002
Weighted average number
Of shares used in Computation
of profit per Share:

Basic (in thousands)	85,461	82,183	85,872	82,183
Diluted (in thousands)	85,681	83,519	86,135	83,519

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft, Kenny Green
Tel: +1 646 201 9246
evs@gkir.com